SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 12, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 12, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Baroness Virginia Bottomley joins Smith & Nephew as Non-Executive Director

12 April 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces that Baroness Virginia Bottomley of Nettlestone will join the Board as a Non-Executive Director following the conclusion of today's Annual General Meeting.

Baroness Bottomley is a Director of International Resources Group Ltd, trading as Odgers Berndtson, where she chairs the Board and CEO practice.  She is also a Non-Executive Director of BUPA, a member of the Supervisory Board of Akzo Nobel NV (retiring 1 May 2012) and Member of the International Advisory Board of Chugai Pharmaceutical Company Ltd.

In addition, she is Chancellor of the University of Hull, Pro Chancellor of the University of Surrey, a Governor of the London School of Economics and a Trustee of The Economist Newspaper.  She was appointed a Life Peer in 2005 following her career as a Member of Parliament (1984 to 2005) and served successively as Secretary of State for Health and then for National Heritage.

Sir John Buchanan, Chairman of Smith & Nephew, commented:

"Virginia's outstanding talents have enabled her to forge a successful career across both the private and public sectors and I am delighted that we will now benefit from her wealth of experience and obvious enthusiasm for joining Smith & Nephew."

Other than details of the directorships disclosed above, Baroness Bottomley has no further disclosures under paragraph 9.6.13 (1) to 9.6.13 (6) of the Listing Rules.

She has advised the Company that she and her immediate family have 17,500 shares in Smith & Nephew.

Enquiries

Investors
Phil Cowdy                                                                Tel:    +44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds                                                     Tel:    +44 (0) 20 7401 7646
Smith & Nephew

Justine McIlroy / Andrew Mitchell                       Tel:    +44 (0) 20 7404 5959
Brunswick - London

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping improve people's lives.  With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine, Trauma and Clinical Therapies, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2011 were nearly $4.3 billion.  Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.